The Gabelli Go Anywhere Trust

One Corporate Center

Rye, New York 10580-1422

December 21, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File No. 333-202459)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Gabelli Go Anywhere Trust (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the registration statement on Form N-2 (the “Registration Statement”), File No. 333-202459, filed in connection with the proposed initial public offering of Fund common shares and Series A Cumulative Puttable and Callable Preferred Shares (the “Series A Preferred Shares”).

The Fund’s Registration Statement was declared effective by the Commission on June 10, 2015. The offering of the Fund’s common shares and Series A Preferred Shares described in the Registration Statement was a contingent “best efforts” offering subject to Rule 10b-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and made pursuant to the escrow procedures contained in Rule 15c2-4 under the Exchange Act. The original offering did not close pursuant to its terms and the Post-Effective Amendment was filed with the Commission on September 22, 2015 to amend the terms of the offering. The Post-Effective Amendment has not been declared effective by the Commission. Since the filing of the Post-Effective Amendment, the Fund has determined to abandon the offering described in the Post-Effective Amendment and register a different offering pursuant to a new registration statement.

Securities and Exchange Commission

December 21, 2015

No securities were sold in connection with the offering described in the Registration Statement or the Post-Effective Amendment. The Fund believes that the withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Fund requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement and the Post-Effective Amendment be credited to the account of the Fund for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Richard T. Prins of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2790, Thomas A. DeCapo, at (617) 573-4814, or Kenneth E. Burdon, at (617) 573-4836.

Securities and Exchange Commission

December 21, 2015

Very Truly Yours,

GABELLI GO ANYWHERE TRUST

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: President